BIG UPDATES FROM POCKET PROPERTIES



Overview

Real estate is the most powerful wealth building tool next to an education. Shouldn't everyone have access and not just millionaire investors? Together we'll put property ownership back in the hands of the people.

Greetings to our amazing **supporters** and as always special **thank you** to everyone who's helping us make this vision possible by investing in Pocket Properties through our WeFunder (https://shoutout.wix.com/so/d5Nhvo-B2/c?w=wAqJktDOUdYYXHFFMRPdg3sn27qZID9llbuSes8TPX8.eyJ1IjoiaHR0cHM6Ly93ZWZ1bmRlci5jb20vcG9ja2V0cHJvcGVydGllc2FwcC8iLCJyIjoiZjRjOTAxNzAtMWM0YS00YTMxLWY1OTMtNjZlNTAwMjQzYjIzIiwibSI6ImxwIn0)! It's been a while since our last update and we have lots of exciting news to share with you.

Announcements

$30M In Lender Funds: This is a big win for us! We're excited to be able to make this possible because it means we're on target to offer our customers the MOST variety in fractional real estate.These funds are to be used for residential real estate acquisitions. The team is currently sourcing origination costs for the loan so your investments to our WeFunder (https://shoutout.wix.com/so/d5Nhvo-B2/c?w=wAqJktDOUdYYXHFFMRPdg3sn27qZID9llbuSes8TPX8.eyJ1IjoiaHR0cHM6Ly93ZWZ1bmRlci5jb20vcG9ja2V0cHJvcGVydGllc2FwcC8iLCJyIjoiZjRjOTAxNzAtMWM0YS00YTMxLWY1OTMtNjZlNTAwMjQzYjIzIiwibSI6ImxwIn0) mean a LOT!

Affiliates: We're pleased to announce the addition of our first three affiliate marketing partners. These influencers are going to help spread word about Pocket Properties and our mission to make real estate investing and wealth creation accessible to EVERYONE! These partners include Youtubers like JMac Investing & Ryanmoody21, as well as professional lacrosse player Callum Robinson of the Atlas Lacrosse Club.

Rollout Timeline:

October 1st 2021- Blog & Real Estate Education App (Available For Everyone)
November 1st 2021- Closed Site Alpha (For Accredited Investors Only)
December 31st 2021- Banking Integration (Available For Everyone)
February 28th 2022- Debit Issuance & Instant Lending (Available For Everyone)
May 1st 2022- Fractional Real Estate Trading Platform (Available For Everyone)

Perks of Investing: If you didn't know we've set up some pretty incredible gifts for our supporters who invest through our WeFunder (https://shoutout.wix.com/so/d5Nhvo-B2/c?w=wAqJktDOUdYYXHFFMRPdg3sn27qZID9llbuSes8TPX8.eyJ1IjoiaHR0cHM6Ly93ZWZ1bmRlci5jb20vcG9ja2V0cHJvcGVydGllc2FwcC8iLCJyIjoiZjRjOTAxNzAtMWM0YS00YTMxLWY1OTMtNjZlNTAwMjQzYjIzIiwibSI6ImxwIn0). For those

who invest $1K or over you get a purple Pocket Properties branded mock turtleneck for those who invest $5K or more we'll even throw in a Pocket Properties hat!

Over 1700 Waitlist Members: With the help of our affiliates and more than a bit of enthusiasm from the Algorand community we've been able to reach even more folks who are excited about a future with fractional real estate. Let's continue to spread the word in our own circles, it's on us to let our friends and families know how important real estate is to life planning.

Bank Partners: I know, we surprised ourselves with this one too. Initially our team was anticipating banking services being available on our platform around year two or three. However after having a couple banks reach out to us the team decided that these features should be incorporated into the earliest version of the app possible! We've narrowed the decision down and will go with the partner that offers our customers the best benefits, we look forward to updating you all once we've decided on a partner.

Broker Dealer Partners: Here's an update for our compliance nerds out there. Of COURSE we're talking to broker dealers. In order to build this industry for you and give you the best trading experience it's incredibly important to ensure SEC compliance. With that said we've narrowed our decision down to three incredible potential partners and we'll make the announcement when the decision is made!

Website Update Coming: In the coming weeks we'll be rolling out an updated, then eventually an all new website with a design that's more in line with our apps theme and feel. We've partnered with our friends at KiwiTech for this undertaking and we're eager to share the updates with you.

The Next Steps

Moving Forward we're raising capital to build our MVP for release in November and for our loan origination costs so that we may begin acquiring real estate. We're estimating this alone will cost over $200K.

Join our mission of making wealth creation through real estate possible for the 90% by investing in and sharing our WeFunder
(https://shoutout.wix.com/so/d5Nhvo-B2/c?

w=wAqJktDOUdYYXHFFMRPdg3sn27qZID9llbuSes8TPX8.eyJ1IjoiaHR0cHM6Ly93ZWZ1bmRlci5jb20vcG9ja2V0cHJvcGVydGllc2FwcC8iLCJyIjoiZjRjOTAxNzAtMWM0YS00YTMxLWY1OTMtNjZlNTAwMjQzYjIzIiwibSI6ImxwIn0) **campaign.**

Again the **Pocket Properties** team wants to thank everyone who has invested so far, we are counting down the days until the Pocket Properties roll out begins October 1st **of 2021**!

*SEC Compliance (https://shoutout.wix.com/so/d5Nhvo-B2/c?w=YQWFuhoKw8ALXgWEDLqOKsO4lhOFKTOAg8FDnf1k74g.eyJ1IjoiaHR0cHM6Ly9oZWxwLndlZnVuZGVyLmNvbS9lbl9VUy90ZXN0aW5nLXRoZS13YXRlcnMtbGVnYWwtZGlzY2xvc3VyZSIsInIiOiJmNGM5MDE3MC0xYzRhLTRhMzEtZjU5My02NmU1MDAyNDNiMjMiLCJtIjoibHAifQ)

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